Tianyin Pharmaceutical Co., Inc.
23rd Floor, Unionsun Yangkuo Plaza
No. 2, Block 3, Renmin Road South
Chengdu, P. R. China, 610041

November 2, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:      Jeffrey Riedler

Re:      Tianyin Pharmaceutical Co., Inc.
Post-Effective Amendment No. 1 Registration Statement on Form S-1
Filed March 27, 2012

Post-Effective Amendment No. 2 Registration Statement on Form S-1
Filed June 13, 2012

Post-Effective Amendment No. 3 Registration Statement on Form S-1
Filed October 23, 2012

File No. 333-163563

Dear Mr. Riedler:

We filed Post-Effective Amendment No.1 to our Registration Statement on Form S-1 on March 27, 2012, Post-Effective Amendment No. 2 on June 13, 2012 and Post-Effective Amendment No. 3 on October 23, 2012. We hereby request that the Registration Statement be declared effective on November 2, 2012 at 4:00pm.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
Tianyin Pharmaceutical Co., Inc.

/s/ James Jiayuan Tong
By: James Jiayuan Tong
Chief Financial Officer